FSD PHARMA INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

FSD Pharma Inc. (the "Corporation")

520 William Street
Cobourg, ON K9A 3A5

2. Date of Material Change

August 6, 2020

3. News Release

A news release with respect to the material change referred to in this report was issued by the Corporation and disseminated on August 6, 2020, through Cision and filed on SEDAR at www.sedar.com under the Corporation's profile.

4. Summary of Material Change

On August 6, 2020, the Corporation announced the closing of its previously announced registered direct offering of 2,762,430 Class B Subordinate Voting Shares (“Shares”) and warrants to purchase 1,381,215 Shares, generating gross proceeds, before deducting placement fees and other estimated offering expenses payable by the Corporation, of approximately US$10 million.

5. Full Description of Material Change

For further information, please see the copy of the news release attached hereto as Schedule "A".

6. Reliance on Subsection 7.1(2) of National Instrument 51-102 Not applicable.

7. Omitted Information

No information has been omitted on the basis that it is confidential information.

8. Executive Officer

For further information, please contact:

Zeeshan Saeed, President and Co-Founder
Telephone: (416) 854-8884

Email: zeeshan@fsdpharma.com

9. Date of Report

August 12, 2020.

SCHEDULE "A"

FSD PHARMA INC. ANNOUNCES CLOSING OF US$10 MILLION
REGISTERED DIRECT OFFERING TO INSTITUTIONAL INVESTORS

TORONTO (August 6, 2020) FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE.CN) (“FSD Pharma” or the “Company”) announces the closing of a previously announced agreement with investors for the purchase and sale of 2,762,430 Class B Subordinate Voting Shares of the Company (“Shares”) and warrants to purchase 1,381,215 Shares (collectively, the “Securities”) at a purchase price of US$3.62 per Share in a registered direct offering. Each Share was sold together with one-half of one warrant to purchase a Share. The warrants have an exercise price of US$4.26 per Share, are immediately exercisable and expire five years from the date of issuance.

A.G.P./Alliance Global Partners acted as sole placement agent for the offering. Brookline Capital Markets, a division of Arcadia Securities, LLC, acted as the Company’s financial advisor for the offering.

The Company has also granted the A.G.P./Alliance Global Partners an option to arrange for purchases of up to an additional US$10.0 million of Securities on the terms above for a period of 30 days following the initial closing.

This offering has been made pursuant to an effective shelf registration statement (including a prospectus) on Form F-10 that the Company has previously filed with the U.S. Securities and Exchange Commission (the “SEC”). A prospectus supplement dated July 31, 2020 describing the terms of the offering has been filed with the SEC and with the securities commissions in each of the provinces of Canada (other than Québec) and is available on the SEC’s EDGAR website located at www.sec.gov and on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About FSD Pharma

FSD Pharma Inc. is a publicly-traded holding company, since May 2018.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, ultramicronized-palmitoylethanolamide (“FSD201”), by down- regulating the cytokines to effectuate an anti-inflammatory response.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Information”). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma’s strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration approvals, the costs associated with such planned trials, FSD Pharma’s ability to obtain required funding and the terms and timing thereof, the development of any applications of FSD201, by down-regulating the cytokines to effectuate an anti-inflammatory response and statements regarding the closing of the offering. The use of words such as “budget”, “intend”, “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “estimate” and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions “may” or “will” occur, are intended to identify Forward-Looking Information and are based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐ Looking Information. Certain of these risks and uncertainties are described in the prospectus supplement, the prospectus and the registration statement, as well as in the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward‐ Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

For further information:

Sandy Huard, Head of Communications, FSD Pharma Inc.
sandy@fsdpharma.com

(647) 864-7969

Zeeshan Saeed, President, FSD Pharma Inc.
zeeshan@fsdpharma.com

Investor Relations

IR@fsdpharma.com